

2024 Annual Report

2494 Jett Ferry Rd.
Suite 255
Dunwoody, GA 30338

p.+1 (678) 203-9800

board@witfoo.com
www.witfoo.com

Contents

Executive Summary

2024 saw several milestones in WitFoo business development. Agreements were executed with federal reselling partner Accenture Federal Services (AFS) that will pay WitFoo at least $10M over five years and commercial sales added $243k in additional annual recurring revenue (ARR) bringing cumulative commercial sales above $1.6M. Sales pipelines project above $10M ARR combined across the channels by the end of 2026.

Federal Traction

In September 2022, WitFoo participated in live-fire cyber drills hosted by the US Navy. WitFoo's successful tests resulted in Accenture Federal Services (AFS) including WitFoo in a proposal to modernize cybersecurity operations across the US Navy. It also solidified WitFoo's place in the "Medici Moons" architecture design created by Ardalyst in support of US DoD modernization efforts in cybersecurity (reference: https://ardalyst.com/wp-content/uploads/2022/04/MEDICI-MOONS-Architecture-Solution-Brief.pdf).

In February of 2024, the US Navy awarded $789M to Accenture in response to the 2022 proposal. This win represents commercial validation of WitFoo software in the Federal government. As part of this deal WitFoo is contracted to receive $10m over the first 5 years of the contract for software licensing, with the potential for additional Navy purchases during this period.

This is the first successful win by WitFoo in the Federal market. This pipeline continues to increase as WitFoo continues to prove value in enabling the cyber-warfighter.

Commercial Traction

To minimize shareholder dilution, WitFoo launched a long-term, low cost go-to-market strategy in 2020 to enable scalable and profitable sales via a white-label partnership with Impelix. Impelix was unable to find a profitable path to market and has decided to wind-down the joint go-to-market in 2025.

Built on the lessons from the Impelix partnership and additional market research, WitFoo is releasing separate commercial focused products in 2025. These products will enable channel-led sales into Enterprise and into the mid-market both domestically and internationally. Accompanying the product release will be a rebranding of the company and its products and a public relations campaign to raise awareness of WitFoo and our products.

2024 Numbers

Gross revenues in 2024 were $123k. Operating expenses were $816k. Net losses for the year were $693k.

Fundraising to Date

Since its founding in 2016, WitFoo has endeavored to minimize costs and dilution to enable sufficient runway to execute on its ambitious product and go-to-market plans. A summary of fundraising is below:

Vehicle	Start	End	Shares Allocated	Shareholders	Capital Raised
ASC 718 (Share-Based Payment)	2/1/2016	Ongoing	4,972,561	16	$0.00
Reg D Rule 506 (Friends & Family	4/15/2016	Ongoing	2,557,213	94	$3,029,912.14
Reg CF (StartEngine)	3/1/2018	3/1/2018	58,066	71	$106,841.44
Convertible Notes	5/1/2017	Ongoing	1,074,056	6	$ 1,350,000.00
Options	2/5/2016	Ongoing	308,500	19	$0.00
Bank Loans	6/1/2020	Ongoing	-	-	$ 150,000.00
Totals			8,970,396	181	$ 4,636,753.58

Note: Some shareholders participated in multiple vehicles. The total number of shareholders is 151.

Current Ownership

The following lists all shareholders with a 5% or greater ownership stake in the corporation at current dilution.

Shareholder	Shares	Ownership
Charles Herring	1,255,098	16.54%
Tim Bradford	892,612	11.76%
Mike Riforgiate	695,334	9.16%
Reese Zomar	689,001	9.08%
Chris Tobkin	500,000	6.59%
Scott Burg	485,936	6.40%
John Falck	432,871	5.70%
Kevin Sheahan	418,932	5.52%

2025 - 2026 Growth Plan

With a proven product and a growing sales channel, WitFoo will accelerate sales, marketing and development in 2025 through reinvestment of revenues and fundraising of up to $2M at or above established par value. Considering growing traction, the Board expects attractive valuations from new investors to minimize dilution of existing shareholders.

Dedicated sales and channel personnel will be added to accelerate sales. Support and development staff will be added to increase business resilience and to reduce risk.

The growth plan will increase operational expenditure (OPEX) from $380k in 2024 to over $4.5M annually by the end of 2026. The increase in spending will be accomplished through a combination of increasing revenues and potential capital raise. The expectation is to be operating profitable by the end of 2025, on the path to $10M ARR by the end of 2026.

The growth plan is projected to grow annual recurring revenue to above $10M, annual profits above $3M and justify a valuation of at least $100M. The plan will be executed from 2H2024 through 1H2027.

Dividend Disbursements

Dividends will be paid out yearly based on the profitability of the preceding calendar year. The Board of Directors will also consider the following year's budget in calculating the disbursement amount. During the 36-month growth plan, revenues may be reinvested to increase valuation, share price and the potential of higher future dividends.

Disclosures

Employee Compensation Plans

To extend runway as revenues increase, the Board of Directors approved an Employee Compensation Plan to provide commensurate compensation to all WitFoo personnel. The plan provides a blend of cash and equity compensation that allows the corporation to adjust the ratio of cash to equity compensation as the annual recurring revenue (ARR) of the business grows. The plan improves retention and business resilience while minimizing the need for debt or equity dilution.

Share Transfer and Buy Back

For shareholders wishing to sell some or all of their shares, the WitFoo Shareholder Portal supports those transactions, facilitating the sale of shares to other current shareholders. The WitFoo Shareholder community has transacted over twenty transfers of ownership in accordance with the Shareholder Agreement.

The Board of Directors has authorized corporate share buy back at par value when funding is available. These buy backs may be funded by revenue or capital raise.

I, Michael Riforgiate, the Chief Operations Officer of WitFoo, Inc., hereby certify that the financial statements of WitFoo, Inc. and notes thereto for the periods ending January 1, 2024 (beginning date of review) and December 31, 2024 (End Date of Review) included in this Form C offering statement are true and complete in all material respects and that the information below reflects accurately the information reported on our federal income tax returns.
For the year 2024 the amounts reported on our tax returns were total income of $-101,487.00, taxable income of -$692,918.00 and total tax of $0.00.
IN WITNESS THEREOF, this Principal Executive Officer's Financial Statement Certification has been executed as of 3/27/2025.

_____Michael Riforgiate_____ (Signature)

___Chief Operations Officer___ (Title)

_____4/16/2025_____ (Date)

Appendix A: Financial Statements

WitFoo, Inc.

FINANCIAL STATEMENTS

AS OF AND FOR THE YEAR ENDED

December 31, 2024 (unaudited)

Notes on Financial Statements

NATURE OF OPERATIONS

WitFoo, Inc. was formed on February 5, 2016 ("Inception") in the State of DE.   The financial statements of WitFoo, Inc (which may be referred to as the "Company", "we," "us," or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Dunwoody, GA

Description of Business

WitFoo builds software that allows Cyber Security Operations to function effectively. The software suite is called Precinct. It 1) processes all cyber security information in an organization 2) coordinates the investigative workflows and 3) provides a global threat feed and 4) provides detailed business metrics that detail risk, efficiency and gaps in the security practice.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of expenses during the reporting periods. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Fair Value of Financial Instruments

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

- Level 1   - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

- Level 2   - Include other inputs that are directly or indirectly observable in the marketplace.
- Level 3   - Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of December 31, 2023 and 2024. The respective carrying value of certain on-balance-sheet financial instruments approximated their fair values.

Cash and Cash Equivalents
For purpose of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Revenue Recognition
The Company will recognize revenues from software sales when (a) persuasive evidence that an agreement exists; (b) the service has been performed; (c) the prices are fixed and determinable and not subject to refund or adjustment; and (d) collection of the amounts due is reasonably assured.

Stock Based Compensation
The Company accounts for stock options issued to employees under ASC 718 Share-Based Payment. Under ASC 718, share-based compensation cost to employees is measured at the grant date, based on the estimated fair value of the award, and is recognized as expense over the employee's requisite vesting period. The fair value of each stock option or warrant award is estimated on the date of grant using the Black-Scholes option valuation model.

The Company measures compensation expense for its non-employee stock-based compensation under ASC 505 Equity. The fair value of the option issued or committed to be issued is used to measure the transaction, as this is more reliable than the fair value of the services received. The fair value is measured at the value of the Company's common stock on the date that the commitment for performance by the counterparty has been reached or the counterparty's performance is complete. The fair value of the equity instrument is charged directly to stock-based compensation expense and credited to additional paid-in capital.

Income Taxes
The Company applies ASC 740 Income Taxes ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities.

ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

The Company is subject to tax in the United States ("U.S.") and files tax returns in the U.S. Federal jurisdiction and DE state jurisdiction. The Company is subject to U.S. Federal, state and local income tax examinations by tax authorities for all periods since Inception. The Company currently is not under examination by any tax authority.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Recent Accounting Pronouncements

The FASB issues Accounting Standards Updates (ASUs) to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact our financial statements.

Profit and Loss

Profit and Loss

WitFoo, Inc.

	Jan 24 - Dec 24	% Income
Income		
Cloud Marketplace Income		
AWS Cloud Marketplace Income	43,808	33%
Total Cloud Marketplace Income	**43,808**	**33%**
Sales	88,460	67%
Total Sales	**88,460**	**67%**
Total Income	**132,268**	**100%**
Cost of Goods Sold		
Cost of Goods Sold		
Server Space	250,201	189%
Total Cost of Goods Sold	**250,201**	**189%**
Total Cost of Goods Sold	**250,201**	**189%**
Gross Profit	-117,933	-89%
Expense		
Accounting Services	9,416	7%
Advertising & Marketing	15,681	12%
Bank Charges	668	1%
Business Meals (100% Deductible)	4,764	4%
Depreciation Expense	606	0%
Entertainment Meals (Non-Ductible)	1,149	1%
Total Entertainment Meals (Non-Ductible)	**1,149**	**1%**
Expense-Computer Hardware	2,294	2%
Expense-Internet	4,220	3%
Expense-Mobile Phone	7,088	5%
Key Person Life Insurance	5,677	4%
Legal & Professional Fees	12,604	10%
Total Legal & Professional Fees	**12,604**	**10%**
Meals- 50% Deductible	2,393	2%
Membership Dues	8	0%
Office Expenses	1,559	1%
IT Services	43,197	33%
Misc Office Expense	2,441	2%
Virtual Office	2,820	2%
Total Office Expenses	**50,017**	**38%**
Officer/Director Fees	164,700	125%
QuickBooks Payments Fees	45	0%
Rent or Lease	2,130	2%
Salaries & Wages	24,000	18%
Total Salaries & Wages	**24,000**	**18%**
Selling Expenses	8,762	7%
Shipping and delivery expense	283	0%
Subcontractors		
Advisory Labor	5,250	4%
Development Labor	130,439	99%
Total Subcontractors	**135,689**	**103%**
Taxes & Licenses	45,284	34%
Taxes - Payroll	48,557	37%

Profit and Loss

WitFoo, Inc.

	Jan 24 - Dec 24	% Income
Travel		
Accommodations	5,183	4%
Airfare	15,661	12%
Miscellaneous	407	0%
Parking	38	0%
Transport	10,059	8%
Total Travel	**31,348**	**24%**
Total Expense	**577,381**	**437%**
Net Operating Income	-695,315	-526%
Other Income		
Misc Refunds	105	0%
Other Income	1,397	1%
State Tax Refund	1,484	1%
Total Other Income	**2,986**	**2%**
Other Expense		
Interest Expense	18,807	14%
Total Other Expense	**18,807**	**14%**
Net Profit	-711,135	-538%

Balance Sheet

Balance Sheet
WitFoo, Inc.

	Jan 24 - Dec 24
Assets	
Current Assets	
Bank Accounts	
SouthState Bank	139,609
Total Bank Accounts	**139,609**
Accounts Receivable	
Accounts Receivable	35,000
Total Accounts Receivable	**35,000**
Other Current Assets	
Loan to Charles Herring	4,633
Loan to Mike Riforgiate	174,500
Total Other Current Assets	**179,133**
Total Current Assets	**353,742**
Fixed Assets	
Computers	13,043
Accumulated Depreciation	-9,334
Total Computers	**3,709**
Software (Capitalized)	82,766
Accumulated Amortization	-11,904
Total Software (Capitalized)	**70,862**
Startup Costs (Amortized)	1,765
Total Fixed Assets	**76,337**
Other Assets	
Total Other Assets	
Total Assets	**430,078**
Liabilities and Equity	
Liabilities	
Current Liabilities	
Accounts Payable	
Accounts Payable	21,000
Total Accounts Payable	**21,000**
Credit Card	
Brex Credit Card	2,357
Total Credit Card	**2,357**
Other Current Liabilities	
Payroll Liabilities	
Federal Taxes (941/943/944)	33,237
Federal Unemployment (940)	42
IL Income Tax	2,595
IL Unemployment Tax	1,885
OR Employment Taxes	1,696
OR Income Tax	2,681
OR Statewide Transit Taxes	31
TN Quarterly Taxes	167
Total Payroll Liabilities	**42,335**
Shareholder Loans	
SH Loan - Chris Tobkin	120,665

Balance Sheet

WitFoo, Inc.

	Jan 24 - Dec 24
Total Shareholder Loans	**120,665**
Total Other Current Liabilities	**163,000**
Total Current Liabilities	**186,357**
Long-Term Liabilities	
Accrued Interest- Convertible Notes	247
Accrued Interest John Falk	489
Accrued Interest- Richard Berger	244
Accrued Interest- Scott Burg	5,500
Total Accrued Interest- Convertible Notes	**6,480**
Convertible Notes	
Note - Douglas Hirsh	100,000
Note - John Falck	200,000
Note - Richard Berger	100,000
Note - Scott Burg	600,000
Note - Scott Husband	350,000
Note - Todd Zirlin	100,000
Total Convertible Notes	**1,450,000**
SBA EIDL Loan	148,013
Total Long-Term Liabilities	**1,604,493**
Total Liabilities	**1,790,850**
Equity	
Additional Paid-In Capital	3,407,255
Capital Stock	31,571
Net Income	-711,135
Retained Earnings	-4,088,462
Total Equity	**-1,360,772**
Total Liabilities and Equity	**430,078**

Cash Flow Statement

Cash Flow Statement
WitFoo, Inc.

	Jan 24 - Dec 24
Operating Activities	
Net Income	-711,135
Adjustments to Net Income	
Accounts Receivable	13,460
Brex Credit Card	2,163
Computers:Accumulated Depreciation	606
Loan to Charles Herring	-1,575
Loan to Mike Riforgiate	-79,000
Payroll Liabilities:Federal Taxes (941/943/944)	10,625
Payroll Liabilities:Federal Unemployment (940)	-140
Payroll Liabilities:IL Income Tax	817
Payroll Liabilities:IL Unemployment Tax	1,437
Shareholder Loans:SH Loan - Zomar	-144,372
Total Adjustments to Net Income	**-195,980**
Total Operating Activities	**-907,115**
Investing Activities	
Total Investing Activities	
Financing Activities	
Accrued Interest- Convertible Notes	247
Accrued Interest- Convertible Notes:Accrued Interest John Falk	489
Accrued Interest- Convertible Notes:Accrued Interest- Richard Berger	244
Accrued Interest- Convertible Notes:Accrued Interest- Scott Burg	5,500
Additional Paid-In Capital	426,699
Convertible Notes:Note - John Falck	200,000
Convertible Notes:Note - Richard Berger	100,000
Convertible Notes:Note - Scott Husband	350,000
Convertible Notes:Note - Steve Tobkin	-100,000
SBA EIDL Loan	-5,176
Total Financing Activities	**978,004**
Net Cash Increase For Period	70,888